As filed with the Securities and Exchange Commission on April 3, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

REGALITO COPPER CORP.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
REGALITO COPPER CORP.
(Name of Persons Filing Statement)
Common Shares, Without Par Value
(Title of Class of Securities)
75885H104
(CUSIP Number of Class of Securities (if applicable))
Harris & Thompson
6121 Lakeside Drive, Suite 260
Reno, Nevada 89511
(775) 825-4300
(Name, address and telephone number of person(s) authorized to receive notices and communications on behalf of persons filing this statement)
with copies to:

Riccardo A. Leofanti	Fred R. Pletcher
Skadden, Arps, Slate, Meagher	Borden Ladner Gervais LLP
& Flom LLP	1200 Waterfront Centre
222 Bay Street, Suite 1750	200 Burrard Street
Toronto, Ontario, Canada M5K 1J5	Vancouver, B.C., Canada V7X 1T2
(416) 777-4700	(604) 687-5744

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Document 1: Directors’ Circular, dated April 3, 2006, of Regalito Copper Corp.
Item 2. Informational Legends
See “Notice to Non-Canadian Shareholders” on the outside front cover of the Directors’ Circular.

This document is important and requires your immediate attention. If you are in doubt about how to respond to the offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional adviser. Enquiries concerning the information in this document should be directed to investor relations at the telephone number listed on the back page of this Directors’ Circular.
DIRECTORS’ CIRCULAR
recommending
acceptance of the offer by
PPC CANADA ENTERPRISES CORP.
a wholly-owned subsidiary of
PAN PACIFIC COPPER CO., LTD.,
to purchase all of the common shares of
REGALITO COPPER CORP.
for U.S.$6.00 per common share.

DIRECTORS’ RECOMMENDATION
The Board of Directors of Regalito Copper Corp. unanimously recommends that shareholders
ACCEPT the offer and TENDER their common shares to the offer.
April 3, 2006
NOTICE TO NON-CANADIAN SHAREHOLDERS
The Offer (as defined herein) is made for the securities of a Canadian issuer and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders (as defined herein) should be aware that such requirements are different from those in the United States and other non-Canadian jurisdictions. The financial statements of Regalito are prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of the United States and other non-Canadian jurisdictions
The enforcement by Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Regalito Copper Corp. is incorporated under the laws of British Columbia, the majority of its officers and directors are residents of Canada and that all or a substantial portion of the assets of Regalito Copper Corp. are located in Chile.
This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document.

In this directors’ circular (the “Directors’ Circular”), “Regalito” refers to Regalito Copper Corp. and its subsidiary unless the context requires otherwise. Unless defined elsewhere, certain terms used in this Directors’ Circular are defined in the “Glossary” section of this Directors’ Circular. All references to U.S.$ contained herein are to U.S. dollars. All references to $ and C$ contained herein are to Canadian dollars. On March 13, 2006, the last trading day before the announcement of the Offer, the noon rate of exchange as reported by the Bank of Canada was C$1 = U.S.$0.8607. On March 31, 2006, the noon rate of exchange as reported by the Bank of Canada was C$1 = U.S.$0.8568.

LETTER FROM THE CHAIRMAN
Dear Shareholder:
Re: Takeover Bid by PPC Canada Enterprises Corp.
          Enclosed with this Directors’ Circular is an offer (the “Offer”) from PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd. (“PPC”), to purchase all of the common shares of Regalito (the “Shares”) at a price of U.S.$6.00 per Share. The Board of Directors of Regalito unanimously recommends that you ACCEPT the Offer and TENDER your Shares to the Offer.
          The Board of Directors, assisted by its financial and legal advisors, has carefully considered all aspects of the Offer as well as the factors described in the enclosed Directors’ Circular, and has concluded that the Offer is fair to the holders of Shares (the “Shareholders”) and in the best interests of Regalito and the Shareholders. In reaching its conclusions, the Board of Directors took into account the following significant considerations, among others:
•	the price offered by the Offeror represents a premium of approximately 15% over the closing price per Share on March 13, 2006, the last trading day of the Shares, on the Toronto Stock Exchange, preceding the announcement by Regalito, the Offeror and PPC that they had entered into a Support Agreement with respect to the Offer and approximately 17% over the closing price per Share on March 13, 2006 on the American Stock Exchange;

•	after exploring an extensive range of strategic alternatives and approaching other potential purchasers, the Offer had emerged as the strategic alternative that provides the highest shareholder value with the lowest risks;

•	the terms and conditions of the Offer, including the ability of Regalito to respond to any unsolicited proposal that may be superior to the Offer; and

•	shareholders who own securities representing in aggregate over 42% of the issued and outstanding Shares have agreed to tender to the Offer all of the Shares beneficially owned by them and further agreed not to tender to a Superior Proposal unless the value per share of the Superior Proposal exceeds the then cash consideration per Share offered under the Offer by at least 5%.
          I urge you to read the enclosed material carefully. If you have any questions about the Offer, please contact investor relations at the telephone number listed on the back page of this Directors’ Circular.

Sincerely, (Signed) ROSS BEATY Chairman of the Board of Directors

REGALITO COPPER CORP.
DIRECTORS’ CIRCULAR
This Directors’ Circular is issued by the board of directors (the “Board of Directors”) of Regalito in connection with the offer (the “Offer”) dated April 3, 2006, made by PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd. (“PPC”), to purchase all of the common shares of Regalito (the “Shares”) at a price of U.S.$6.00 per Share.
The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, Regalito, PPC and the Offeror are set out in the Offer, the take-over bid circular (the “PPC Circular”) which accompanies and forms part of the Offer, and the letter of transmittal and the notice of guaranteed delivery which accompany the Offer.
The Offer was made pursuant to the terms of a support agreement (the “Support Agreement”) made as of March 14, 2006, among Regalito, the Offeror and PPC and will be open for acceptance until 4:30 p.m. (Vancouver time) on May 3, 2006 (the “Expiry Time”) unless extended or withdrawn by the Offeror.
Information herein relating to PPC, the Offeror and the Offer has been derived from the PPC Circular. While the Board of Directors has no reasons to believe that such information is inaccurate or incomplete, the Board of Directors does not assume any responsibility for the accuracy or completeness of such information. You are urged to read the PPC Circular.
RECOMMENDATION OF THE BOARD OF DIRECTORS
     The Board of Directors has carefully considered the Offer, has received the recommendation of a special committee of the independent directors that the Board of Directors established to review and consider the Offer (the “Special Committee”), has reviewed the fairness opinion (the “Fairness Opinion”) of its financial advisor, Bear, Stearns & Co. Inc. (“Bear Stearns”), and has determined unanimously that the Offer is fair to the shareholders of Regalito (the “Shareholders”) and is in the best interests of Regalito and the Shareholders. The Board of Directors also determined that entering into the Support Agreement is in the best interests of Regalito and the Shareholders and approved the execution of the Support Agreement and unanimously resolved to recommend that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer.

DIRECTORS’ RECOMMENDATION
The Board of Directors of Regalito Copper Corp. unanimously recommends that Shareholders
ACCEPT the Offer and TENDER their Shares to the Offer
Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. Enquiries concerning the information in this Directors’ Circular should be directed to investor relations at the telephone number listed on the back page of this Directors’ Circular.
Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to accept the Offer.

REASONS FOR RECOMMENDATION OF THE OFFER
In making its recommendation, the Board of Directors considered a number of factors, including the following:
•	Price represents a premium. The historical and recent trading prices of the Shares, including the fact that the price offered by the Offeror represents a premium of approximately 15% over the closing trading price per Share on the Toronto Stock Exchange on March 13, 2006, the last trading day of the Shares preceding the announcement by Regalito, the Offeror and PPC that they had entered the Support Agreement, and a premium of approximately 17% over the closing trading price per Share on the American Stock Exchange on March 13, 2006.

•	Fairness opinion of Bear Stearns. The written Fairness Opinion of Bear Stearns dated as of March 14, 2006 to the Special Committee to the effect that, as at such date and based upon and subject to the assumptions and limitations in the opinion, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders (other than those Shareholders who have executed a Lock-up Agreement (as defined below)). The Fairness Opinion of Bear Stearns is reproduced in full at the end of this Directors’ Circular.

•	Recommendation of the Special Committee. The Special Committee unanimously concluded that the Offer is fair to the Shareholders and in the best interests of Regalito and the Shareholders and unanimously recommended that the Board of Directors recommend that Shareholders accept the Offer and tender their Shares to the Offer.

•	Offer is the best alternative to maximize value for Shareholders. Since September 2005, Regalito’s senior management, with direction and oversight by the Board of Directors and more recently the Special Committee, has explored an extensive range of strategic alternatives, and has made approaches to other potential purchasers, in order to maximize value for Shareholders. In that time, the Offer had emerged as the strategic alternative that provided the highest shareholder value with the lowest risks.

•	Agreements of Principal Shareholders to tender. The members of the Board of Directors, being Ross Beaty, Anthony Floyd, K. Ross Cory, John Wright and Aziz Shariff along with David Strang, President of Regalito, Robert Pirooz, Chief Executive Officer and Secretary of Regalito, Leo Hathaway, Vice-President of Exploration of Regalito, and Richard Rule and John Selters, significant shareholders of Regalito, (collectively, the “Principal Shareholders”) own securities representing in aggregate over 42% of the issued and outstanding Shares on a fully diluted basis. The Principal Shareholders have entered into agreements (the “Lock-up Agreements”) with PPC and the Offeror pursuant to which they have agreed to tender the Shares they own or control to the Offer. In addition, all of the directors and senior officers of Regalito who are not Principal Shareholders have indicated that they will tender their Shares to the Offer. The Shares held by the Principal Shareholders, the directors and senior officers of Regalito are not sufficient to satisfy the Minimum Tender Condition (as defined herein) or to effect a Subsequent Acquisition Transaction (as defined herein). See “Agreements with PPC and the Offeror — Lock-up Agreements”.

•	Support of Regalito sought for the offer. The fact that PPC sought Regalito’s support for the Offer on the terms set out in the Support Agreement.

•	Ability to respond to Superior Proposals. The terms of the Support Agreement do not prohibit the Board of Directors from fulfilling its fiduciary duties to consider and, in certain circumstances, from approving or recommending a Superior Proposal (as defined herein). See “Agreements with PPC and the Offeror — The Support Agreement — No Solicitation, etc.”. The Board of Directors may, under certain circumstances, withdraw or modify in a manner adverse to PPC and the Offeror its approval or recommendation of the Offer or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal (as defined herein) on the basis that such an Acquisition Proposal would constitute a Superior Proposal. In such circumstances, among others, Regalito has agreed to pay to the Offeror a break fee of U.S.$4.1 million, which is reasonable in relation to the size of the transaction and similar fees agreed to in comparable transactions in the mining industry. To date, Regalito has not received a Superior Proposal. The Principal

Shareholders have agreed in their Lock-up Agreements that they will not tender to a Superior Proposal unless the value per share of the Superior Proposal exceeds the then cash consideration per Share offered under the Offer by at least 5%. See “Agreements with PPC and the Offeror — The Support Agreement — No Solicitation, etc.”, “Agreements with PPC and the Offeror — The Support Agreement — Break Fee Payable by Regalito” and “Agreements with PPC and the Offeror — Lock-Up Agreements — Superior Proposal”.
•	Review of Regalito, the mining industry and market conditions. The business, operations, property, assets, financial condition, operating results and prospects of Regalito, current industry, economic and market conditions and trends, and the Board of Directors’ expectations as to prospects for the industry.

•	Liquidity. The Offer represents an opportunity for Shareholders to dispose of all of their Shares for cash consideration of U.S.$6.00 per Share.
The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but addresses the material factors considered by the Special Committee and the Board of Directors. In view of the variety of factors considered in connection with evaluation of the Offer, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their recommendation. In addition, individual members of the Special Committee or the Board of Directors may have given differing weights to different factors. The conclusion and recommendations of the Special Committee and the Board of Directors was made after considering the totality of the information and factors involved.
FAIRNESS OPINION
Pursuant to an engagement agreement dated August 29, 2005 (the “Engagement Agreement”), Regalito engaged Bear Stearns to act as its lead financial advisor with respect to exploring the possible sale of Regalito. Among other things, this engagement contemplated that Bear Stearns would provide the Fairness Opinion. On March 14, 2006, Bear Stearns delivered to the Special Committee its opinion that, as of that date and subject to the assumptions and limitations contained in the Fairness Opinion, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders (other than those Shareholders who have executed a Lock-up Agreement). A copy of the Fairness Opinion, setting forth the scope of Bear Stearns’ review and the assumptions and limitations relating to its opinion, is reproduced in full at the end of this Directors’ Circular. Shareholders are urged to read the Fairness Opinion in its entirety.
Regalito has been advised by Bear Stearns that it is not an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Regalito, the Offeror, PPC or any of their respective associates or affiliates. Bear Stearns has not been engaged to provide any financial advisory services nor has it participated in any financings involving Regalito, the Offeror, PPC or any of their respective associates or affiliates other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Bear Stearns, Regalito, the Offeror and PPC or any of their respective associates or affiliates with respect to any future business dealings. Bear Stearns may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Regalito, the Offeror, PPC or any of their respective associates or affiliates.
The terms of the Engagement Agreement provide that Bear Stearns is to be paid a retainer fee, which is not contingent on the consummation of a transaction, for its services as financial advisor, an opinion fee on delivery of its Fairness Opinion and a transaction fee when the sale of Regalito is consummated. In addition, Bear Stearns is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Regalito in respect of certain liabilities that may be incurred by Bear Stearns in connection with the provision of its services.
The Fairness Opinion is not a recommendation as to whether or not Shareholders should deposit their Shares under the Offer.

BACKGROUND TO THE OFFER AND RESPONSE OF REGALITO
In January 2004, Regalito commenced exploration drilling on the Regalito copper property in Chile (the “Property”). An informal market review was commenced by management of Regalito on August 26, 2004 when Regalito entered into its first confidentiality agreement with a third party interested in the Property. PPC executed a confidentiality agreement on October 4, 2004 and preliminary discussions respecting the Property began to occur.
In 2005, the Board of Directors commenced a review of alternatives to maximize Shareholder value. After exploration drilling was completed, Regalito accelerated its informal market canvas to determine the level of interest in a potential acquisition of or joint venture involving either the Property or Regalito. As part of the informal process, Regalito entered into confidentiality agreements with 22 companies, at least 14 of which conducted site visits. Those companies were given access to an electronic data room containing information relevant to the Property including monthly results of a tall column metallurgical test program on samples extracted from the Property. In July of 2005, the Board of Directors determined that it was appropriate to move to a more formal process and that financial advisors should be retained. On September 6, 2005, Regalito announced that it had retained Bear Stearns as lead financial advisor and ASSET Chile as co-financial advisor to explore various strategic alternatives. The alternatives considered included a potential sale of Regalito, a potential sale of the Property, a potential joint venture to advance development of the Property and the potential for Regalito to raise financing on its own to initiate a feasibility study and continue the development of the Property.
After the announcement, Regalito and its financial advisors contacted over 60 companies to determine their interest in the Property (including those previously contacted by management). At the same time, Regalito continued its ongoing metallurgical leach testing, the results of which were made available to interested parties who had entered confidentiality agreements. After retaining financial advisors, Regalito entered into eight additional confidentiality agreements and five parties conducted site visits to the Property. After discussions with those parties, all interested parties were asked to submit initial bids before moving to the next stage of the process. Management presentations were given to potential bidders for Regalito in December of 2005. Each of the bidders was asked to submit a proposal and PPC notified Regalito that it would submit a proposal by March 1, 2006. On March 1, 2006, PPC submitted a proposal for an all-cash offer to acquire the Shares for consideration of U.S.$5.50 per Share.
Deliberations of the Special Committee
On March 3, 2006, the Board of Directors constituted a Special Committee of independent directors consisting of K. Ross Cory, as Chairman, Aziz Shariff and John H. Wright, having been advised that management was in preliminary discussions with PPC. The Special Committee’s mandate was to assess, consider and review the terms of any proposed transaction with PPC and any ancillary agreements and determine whether the terms were fair to Regalito and to the Shareholders who were not the Principal Shareholders.
The Special Committee held its first meeting on March 7, 2006, and engaged Borden Ladner Gervais LLP as its legal advisor. At this meeting, the Special Committee considered and approved procedural rules for the Special Committee and discussed and confirmed its members’ independence from Regalito. As well, the Special Committee discussed the mandate and independence of Bear Stearns as financial advisor and the potential provider of a fairness opinion for the transaction. The Special Committee decided to meet with Bear Stearns to discuss those issues. The Special Committee also reviewed and discussed the initial offer and draft agreements that had been submitted by PPC.
On March 8, 2006, the Special Committee met again in person to consider the mandate and independence of Bear Stearns and provide a mandate to Regalito’s management to negotiate a potential transaction with the Offeror and PPC. Representatives of Bear Stearns attended a portion of the meeting by telephone. The Special Committee discussed Bear Stearns’ independence with the representatives, their views on the initial offer, their ability to render a fairness opinion and their views of the alternatives available to Regalito. After the representatives of Bear Stearns left the meeting, the Special Committee approved Bear Stearns as the independent financial advisor to the Special Committee. As well, the Special Committee discussed the initial offer, the present state of discussions with PPC and approved a negotiating mandate for management of Regalito.

From March 3, 2006 to March 8, 2006, the financial advisors to PPC and Regalito had a number of negotiating sessions respecting the terms of the Offer. On March 9, 2006, management of Regalito and its lead financial advisor held negotiations with management of PPC and its financial advisor. During these negotiations PPC presented a revised offer to Regalito, which included, among other key terms, an increased price of U.S.$6.00 per Share from the initial price of U.S.$5.50 offered on March 1, 2006, along with a request to enter an exclusivity agreement providing PPC with exclusive negotiating rights for seven days.
On March 10, 2006, the Special Committee met in person to consider the revised offer, a draft Support Agreement and the request for an exclusivity agreement. The Special Committee discussed the revised offer and authorised management to continue negotiation of the revised offer and the draft Support Agreement. The Special Committee also discussed the request to enter an exclusivity agreement. After a discussion of the alternatives available, the Special Committee unanimously approved the execution of the exclusivity agreement by Regalito.
Later on March 10, 2006, Regalito and PPC entered into an exclusivity agreement (the “Exclusivity Agreement”). The Exclusivity Agreement confirmed that the parties had discussed, among other key terms, a price of U.S.$6.00 per Share, subject to due diligence and to the negotiation of binding agreements. The Exclusivity Agreement required the parties, until the earlier of (i) March 17, 2006 or (ii) the execution of the Support Agreement, to negotiate and complete the Support Agreement and allow PPC to conclude its due diligence. Subject to customary exceptions for disclosure required by law and to accommodate the directors fiduciary duties, Regalito was prohibited from soliciting or negotiating a competing transaction and was required to terminate all existing discussions relating to a competing transaction.
From March 11, 2006 through March 13, 2006, Regalito, PPC and their respective advisors held multiple negotiating sessions pursuant to which the draft Support Agreement was advanced and finalized.
Recommendation of the Special Committee
On March 13, 2006, the Special Committee met in person to consider whether to recommend to the Board of Directors that Regalito enter into the Support Agreement and recommend acceptance of the Offer to Shareholders. Each of Bear Stearns, management of Regalito and ASSET Chile were asked to give presentations to the Special Committee on the strategic review process that had been undertaken, the Offer and the alternatives available to Regalito. At this meeting the Special Committee received a financial analysis of the offer from Bear Stearns and the an oral opinion of Bear Stearns, as of such date and subject to certain assumptions and limitations, that the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders (other than those Shareholders who have executed a Lock-up Agreement). The Special Committee also received a review by Borden Ladner Gervais LLP of the proposed terms of the Support Agreement and Lock-up Agreements pursuant to which the Principal Shareholders would agree to irrevocably deposit their Shares under the Offer. Management of Regalito discussed the process they undertook to solicit strategic alternatives and negotiate the Offer and the ability of Regalito to deliver comparable value to its Shareholders through an alternate business plan.
In reaching its conclusion and making its recommendation, the Special Committee considered a range of factors, including the factors outlined under “Reasons for Recommendation of The Offer” as well as the following additional reasons and considerations:
(a)	Regalito’s management’s report on the business plan of Regalito, the results of the process taken to solicit strategic alternatives for Regalito, and the alternatives to the Offer available to Regalito;

(b)	ASSET Chile’s report on the transaction process and its assessment of the prospects for an alternative transaction for greater consideration;

(c)	the ability of Regalito to deliver comparable value to Shareholders through ongoing development of the Property would be subject to risks and uncertainties, many of which are beyond the control of Regalito;

(d)	the Offer is not subject to any financing condition or to any other unreasonable or extraordinary conditions to completion;

(e)	the Offer is subject to a minimum of 66 2/3% of the Shares being validly deposited under the Offer and not withdrawn.
The Special Committee also considered potential risks relating to the Offer, including the following:
(a)	the risks and costs to Regalito if the Offer is not completed, including the adverse effects on Regalito’s ability to execute another transaction or stand-alone business strategy;

(b)	Regalito’s obligation to pay the Break Fee or PPC’s expenses if the Support Agreement is terminated under certain circumstances and the agreement of the Principal Shareholders that they will not tender to a Superior Proposal unless the value per share of the Superior Proposal exceeds the then cash consideration per Share offered under the Offer by at least 5%, which might deter other parties from making a competing offer to acquire Regalito;

(c)	the restrictions on the conduct of Regalito’s business prior to completion of the Offer, which may delay or prevent Regalito from exploiting business opportunities that may arise pending completion of the Offer; and

(d)	the interests of management in the Offer, which may differ from those of Shareholders in certain respects.
The foregoing discussion of the reasons and risks considered by the Special Committee is not intended to be exhaustive, but addresses the material reasons and risks considered by the Special Committee. In view of the variety of reasons and risks considered in connection with evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons and risks considered in reaching their recommendation. In addition, individual members of the Special Committee may have given differing weights to different reasons and risks.
After considerable discussion, and based on its own deliberations, the advice of its financial and legal advisors, and its review of the proposed terms of the transaction with PPC, the Special Committee unanimously concluded that the Offer is fair to the Shareholders and in the best interests of Regalito and the Shareholders. The Special Committee also determined that entering into the Support Agreement is in the best interests of Regalito and the Shareholders and recommended to the Board of Directors that the Board of Directors approve the proposed Support Agreement and recommend to Shareholders who had not executed Lock-up Agreements that they accept the Offer and tender their Shares to the Offer.
Recommendation of the Board of Directors
On March 13, 2006, after the meeting of the Special Committee, the Board of Directors reviewed the Offer and considered the Fairness Opinion in respect of the Offer, the recommendation of the Special Committee described above, the constraints imposed by the terms of the Support Agreement, and other factors described under “Reasons for Recommendation as to the Offer” and “—Recommendation of the Special Committee”, and after receiving financial and legal advice, determined unanimously that the Offer is fair to the Shareholders and in the best interests of Regalito and the Shareholders. The Board of Directors also determined that entering into the Support Agreement is in the best interests of Regalito and the Shareholders and approved the execution of the Support Agreement and unanimously resolved to recommend that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer.
On March 14, 2006, Regalito announced the Offer and that it had entered into the Support Agreement with PPC and the Offeror and that the Principal Shareholders had entered into the Lock-up Agreements.
Subsequently, the Special Committee received the written Fairness Opinion from Bears Stearns confirming their oral opinion that, as of March 14, 2006 and subject to the assumptions and limitations contained in the Fairness Opinion, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders (other than those Shareholders who have executed a Lock-up Agreement).
The Special Committee met on March 31, 2006 and unanimously determined to recommend that the Board of Directors approve this Directors’ Circular, approve its mailing to Shareholders and approve certain changes to Regalito’s stock option plan, subject to regulatory approval. Subsequently on March 31, 2006, the Board of Directors met and, after receiving the recommendation of Special Committee, approved this Directors’ Circular, its mailing to Shareholders and certain changes to Regalito’s stock option plan, subject to regulatory approval.
AGREEMENTS WITH PPC AND THE OFFEROR
The Support Agreement
The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement, a copy of which was filed with certain of the Canadian provincial securities regulatory authorities as a schedule to a material change report of Regalito dated March 21, 2006, which is available on SEDAR at www.sedar.com.
The Offer
On March 14, 2006, Regalito, PPC and the Offeror entered into the Support Agreement, under which the Offeror agreed to make the Offer. Under the terms of the Support Agreement, it was agreed that the Offer shall expire:
(a)	no sooner than 12:01 a.m., Vancouver time, on the 36th day after the Offer is commenced; and

(b)	not later than 12:01 a.m., Vancouver time, on the 45th day after the Offer is commenced, provided that the Offeror may, in its sole discretion, extend the Offer if certain conditions to the Offer have not been satisfied, and provided further that the final expiry date of the Offer will be no later than June 17, 2006.
Subject to the satisfaction or waiver of the conditions to the Offer described under “Conditions to and Modifications of the Offer” below, the Offeror shall within the time periods required by law take up and pay for all Shares validly tendered (and not properly withdrawn) pursuant to the Offer as soon as practicable after the Expiry Time. Pursuant to the Support Agreement, the Offeror shall use all reasonable efforts to consummate the Offer, subject only to the terms and conditions thereof.
Conditions to and Modifications of the Offer
Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw the Offer and not take up or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited thereunder if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	There shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes not less than 66 2/3% of the outstanding Shares on a fully-diluted basis, excluding the Shares held by the Offeror and its affiliates (the “Minimum Tender Condition”);

(b)	All governmental and regulatory approvals, order, rulings, exemptions and consents (including, without limitation, those of any stock exchange or securities or other regulatory authorities) the failure of which to obtain:
(i)	would have a Material Adverse Effect on the Offeror or Regalito, as the case may be, shall have been obtained on terms and conditions that would not have a Material Adverse Effect on the Offeror or Regalito; and

(ii)	would prevent the Offeror from proceeding with the Offer or would impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, shall have been obtained on terms and conditions that would not prevent the Offeror from proceeding with the Offer or that would not impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;
(c)	No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority, stock exchange or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States of America or elsewhere, whether or not having the force of law and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:
(i)	which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

(ii)	which, if the Offer were consummated, would have a Material Adverse Effect on Regalito or the Offeror or impose material limitations or conditions on the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;
(d)	There shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(e)	Since the announcement of the Offer, Regalito and its subsidiary shall not have taken or proposed to take any action that has not been publicly disclosed prior to announcement of the Offer, or publicly disclosed that they intend to take any action prior to the announcement of the Offer, and the Offeror shall not have otherwise learned of any previous action taken by Regalito or its subsidiary which had not been publicly disclosed prior to the announcement of the Offer, that would have a Material Adverse Effect on Regalito or that would prevent the Offeror from proceeding with the Offer or that would impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f)	There shall not have occurred any Material Adverse Effect on Regalito;

(g)	All options to purchase Shares shall have been either exercised or otherwise terminated in accordance with the terms of Regalito’s stock option plan or the Support Agreement;

(h)	(i) Representations and warranties of Regalito in the Support Agreement qualified by references to materiality or to Material Adverse Effect shall be true and correct, and (ii) all representations and warranties not qualified by materiality or to Material Adverse Effect shall be true and correct in all material respects, and in either case, as if made on and as of the date of the Effective Time (except for representations and warranties that speak as of a specific date which shall speak of that date only) and the Offeror shall have received a certificate of the chief executive officer and chief financial officer of Regalito (in each case without personal liability) addressed to the Offeror and dated as of the date of the Effective Time confirming the same;

(i)	Regalito shall have complied in all material respects with all covenants in the Support Agreement that are to be complied with at or before the date of the Effective Time, and the Offeror shall have received a certificate of the chief executive officer and chief financial officer of Regalito (in each case without personal liability) addressed to the Offeror and dated as of the date of the Effective Time confirming the same;

(j)	The Offeror shall have received a legal opinion as to the current lawful status of Regalito’s subsidiary’s title, according to the laws of Chile, to (i) the mineral claims comprising the Property, (ii) the mineral claims comprising the Nemesis copper property in Chile, (iii) the surface rights substantially covering the Property, (iv) the water rights of 439.5 lts./sec. in aggregate, along with other water rights Regalito owns in connection with the Property and (v) such other ancillary property rights such as easements or rights of way as Regalito owns in connection with the Property, in form and substance satisfactory to the Offeror, acting reasonably; and

(k)	The Support Agreement shall not have been terminated by the Offeror or Regalito in accordance with its terms.
The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror will not, without the prior written consent of Regalito: (i) reduce the consideration per Share; (ii) change the form of consideration payable under the Offer (other than to add additional consideration); (iii) add to, amend or change any of the Offer terms or conditions in a manner adverse to the Shareholders; (iv) modify or waive the Minimum Tender Condition; or (v) decrease the number of Shares sought under the Offer.
Support of the Offer
Under the Support Agreement, Regalito has represented to PPC and the Offeror that the Board of Directors has, after consultation with its financial and outside legal advisors, determined unanimously that: (a) the Offer is in the best interests of Regalito and the Shareholders and is fair to Shareholders; (b) Regalito will recommend that Shareholders accept the Offer; and (c) the Support Agreement is in the best interests of Regalito and the Shareholders. The Special Committee also received the Fairness Opinion from Bear Stearns.
Options to acquire Regalito Shares
Under the Support Agreement, Regalito agreed to give notice to all persons holding options to purchase Shares pursuant to Regalito’s stock option plan of the vesting of all unvested options and the termination of all non-exercised options at 4:00 p.m. (Vancouver time) on the 44th day after the Offer is mailed, conditional upon the Offeror being bound to take up and pay for Shares under the Offer. Regalito further agreed to use its commercially reasonable efforts to either:
(a)	facilitate all option holders to exercise all of their options and tender all Shares issued in connection therewith under the Offer, conditional upon the Offeror being bound to take up and pay for Shares under the Offer; or

(b)	amend or modify Regalito’s stock option plan to provide for the cashless exercise, or cash payout of the intrinsic value, of vested and non-exercised options in lieu of exercise, conditional upon the Offeror being bound to take up and pay for Shares under the Offer.
No Solicitation, etc.
Under the Support Agreement, Regalito has agreed that Regalito shall not, and shall not permit its subsidiary to, directly or indirectly, through any officer, director, employee, investment banker, legal advisor, representative or agent of Regalito or its subsidiary:

(a)	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing any confidential, non-public information or entering into any form of agreement, arrangement or understanding) the submission or initiation of any inquiries, proposals or offers regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take over bid, sale of all or a material portion of the assets of Regalito or its subsidiary on a consolidated basis (or any lease, long term supply agreement or other transaction having the same economic effect as a sale of such assets), liquidation, issue or sale of shares or rights or interests therein or thereto or similar transactions involving Regalito or its subsidiary from any person other than the Offeror (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”);

(b)	engage in any negotiations concerning, or provide any confidential information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal;

(c)	withdraw the Board of Directors’ recommendation of the Offer or change such recommendation in a manner adverse to the Offeror; or

(d)	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal.
Notwithstanding the foregoing, the Board of Directors shall not be prevented from considering, engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to the Shareholders, an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the Support Agreement that the Board of Directors shall have determined, in good faith, after consultation with its outside legal and financial advisors, is reasonably capable of being completed and would, if consummated in accordance with its terms, result in a transaction more favourable, from a financial point of view, to the Shareholders than the Offer or, if applicable, any amended or new Offer by the Offeror (any such Acquisition Proposal being referred to herein as a “Superior Proposal”) and the Board of Directors, after consultation with outside legal advisors, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties. Nothing in the non-solicitation covenants in the Support Agreement preclude Regalito or its officers and Board of Directors from responding, within the time and in the manner required by applicable law, to any unsolicited take over bid made by way of offer and takeover bid circular made for the Shares or other securities of Regalito.
Notice of Acquisition Proposals
Under the Support Agreement, Regalito shall notify the Offeror promptly (but in no event later than 24 hours) after receipt by Regalito of any Acquisition Proposal or any request for non-public information relating to Regalito or its subsidiary known by Regalito to be in connection with any Acquisition Proposal or for access to the properties, books or records of Regalito or its subsidiary by any person or entity that may be considering making, or that has made, an Acquisition Proposal. Such notice to the Offeror shall be made at first orally and then promptly in writing, and shall indicate the identity of the person making such proposal, inquiry or contact and all material terms thereof and such other details of the proposal, inquiry or contact as the Offeror may reasonably request and which is in the possession of, or under the control of, Regalito or its representatives or advisors. Regalito shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.
Change in Recommendation and Approval of Superior Proposal
In the event that the Regalito receives a request for material non-public information from a party in connection with a possible or actual unsolicited bona fide Acquisition Proposal to Regalito and the Board of Directors determines in good faith after consultation with its outside financial advisors and legal advisors that such proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal and the Board of Directors, after consultation with its outside legal advisors, determines in good faith that the failure to provide such party with access to such information would be inconsistent with the Board of Director’s fiduciary duties, then, and only in such case, Regalito may, subject to the execution of a confidentiality and standstill agreement substantially similar to that then in effect between Regalito and the Offeror, provide such party with access to any information regarding Regalito and its subsidiary. The Offeror will be provided with any information related to the business of Regalito provided to such person that was not previously provided to the Offeror.
Right to Match
If, before the Expiry Time or termination of the Offer, the Board of Directors determines that an Acquisition Proposal is a Superior Proposal, Regalito shall immediately notify the Offeror in writing thereof and provide to the Offeror a copy of the document evidencing such Superior Proposal, with such deletions thereto as are necessary to protect confidential portions of such Superior Proposal, provided that the material terms or conditions of the Superior Proposal may not be deleted. Regalito has also agreed that during the period ending five business days after the later of the date of such notification and the date the Offeror receives a copy of the document evidencing such Superior Proposal, the Offeror shall have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement.
The Board of Directors shall review any offer by the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith and in accordance with its fiduciary duties, whether the Offeror’s offer to amend the Offer and the Support Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the Offer and the Support Agreement. If the Board of Directors so determines, Regalito and the Offeror shall amend the Support Agreement to reflect such offer and Regalito shall not take any action to withdraw, modify or change its recommendation with respect to the Offer, as amended, or to approve or implement or enter into any agreement to approve or implement such Acquisition Proposal.
If the Offeror does not offer to amend the terms of the Offer and the Support Agreement or the Board of Directors does not make the determination referred to above, Regalito shall be entitled to terminate the Support Agreement and enter into an agreement in respect of the Superior Proposal or withdraw, modify or change its recommendation concerning the Offer and recommend the Superior Proposal, as applicable, provided that it shall forthwith pay to the Offeror the Break Fee.
Break Fee Payable by Regalito
          The Support Agreement provides that if any of the following (each a “Break Fee Event”) occurs:
(a)	the Board of Directors withdraws or modifies in a manner adverse to the Offeror any of its recommendations or determinations with respect to the Offer or resolves to do so prior to the Expiry Time;

(b)	the Board of Directors accepts or recommends any Acquisition Proposal or causes Regalito to enter into any agreement related to any Acquisition Proposal;

(c)	the Board of Directors fails to reaffirm its unanimous recommendation that Shareholders accept the Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal and having been requested to do so by the Offeror (or if the Offer is scheduled to expire, prior to the scheduled expiry of the Offer);

(d)	the Offer is not completed in accordance with the conditions set out in the Support Agreement as a result of Regalito being in material default of any of its covenants or obligations with respect to non-solicitation;

(e)	Regalito terminates the Support Agreement after giving the Offeror the right to match a Superior Proposal, and the Offeror deciding not to offer to amend the terms of the Offer and the Support Agreement or the Board of Directors determining that the Offeror’s offer to amend the terms of the Offer and the Support Agreement does not result in an Acquisition Proposal not being a Superior Proposal; or
(f)	the Minimum Tender Condition has not been satisfied or waived at the Expiry Time and the Offeror has not elected to extend the Offer and: (i) an Acquisition Proposal has been publicly announced by any Person, other than the Offeror (the “Acquisition Proposal Offeror”), prior to the Expiry Time; and (ii) the Acquisition Proposal Offeror or a person acting jointly or in concert with the Acquisition Proposal Offeror consummates an Acquisition Proposal prior to the expiration of 365 days following termination of the Support Agreement, or Regalito enters into a definitive agreement with respect to an Acquisition Proposal with the Acquisition Proposal Offeror or a person acting jointly or in concert with the Acquisition Proposal Offeror prior to the expiration of 270 days following termination of the Support Agreement, and thereafter consummates such Acquisition Proposal within 365 days of the termination of the Support Agreement, then Regalito shall pay to the Offeror U.S.$4.1 million (the “Break Fee”) in immediately available funds by way of bank draft or wire transfer.
Termination Fees Payable by the Offeror
If the Support Agreement is terminated by Regalito upon the occurrence of certain events (each a “Regalito Termination Fee Event”), the Offeror has agreed to pay a termination fee equal to U.S.$2.0 million (the “Termination Fee”) to Regalito by bank draft or wire transfer no later than the third business day following the termination of the Support Agreement. A Regalito Termination Fee Event occurs if, prior to the Effective Date:
(a)	the Offeror is in default of any material covenant or obligation under the Support Agreement or any representation or warranty of the Offeror in the Support Agreement is untrue or incorrect in any material respect, and such default or inaccuracy is not curable, or if curable, is not cured by the earlier of the date which is ten business days from the date of written notice to the Offeror of such breach and the Expiry Time;

(b)	the Offeror does not mail the Offer within the time required by the Support Agreement;

(c)	the terms or conditions of the Offer are amended so as to conflict in any material respect with the provisions of the Support Agreement; or

(d)	the Offer having expired and all the conditions thereto having been satisfied or waived, the Offeror has not purchased or taken up and paid for the Shares deposited and not withdrawn under the Offer as required under the terms of the Offer or applicable laws.
Termination Fees Payable by Regalito
If the Support Agreement is terminated by the Offeror upon the occurrence of certain events (each a “PPC Termination Fee Event”), Regalito has agreed to pay the Termination Fee to the Offeror by no later than the third business day following the termination of the Support Agreement. A PPC Termination Fee Event occurs if, prior to the Effective Date:
(a)	Regalito is in default of any material covenant or obligation under the Support Agreement or any representation or warranty of Regalito in the Support Agreement is untrue or incorrect where such inaccuracies in the representations and warranties, individually or in the aggregate, would have a Material Adverse Effect on Regalito, and such default or inaccuracy is not curable, or if curable, is not cured by the earlier of the date which is ten business days from the date of written notice to Regalito of such breach and the Expiry Time; or

(b)	the Minimum Tender Condition has not been satisfied at the Expiry Time (other than as a result of the Offeror’s default under the Support Agreement) and the Offeror has not elected to waive such condition.
In the event that the Support Agreement is terminated by the Offeror as set out in (b) above, the Termination Fee will be paid to the Offeror by Regalito by the issuance of Shares. Otherwise, Regalito has agreed to pay any Termination Fee owing to the Offeror by bank draft or wire transfer.
Termination by Mutual Consent
The Support Agreement may be terminated at any time prior to the Effective Date by mutual written consent of Regalito and the Offeror.
Termination by Regalito
Regalito may terminate its obligations under the Support Agreement by written notice to the Offeror, if:
(a)	a Regalito Termination Fee Event has occurred;

(b)	after giving the Offeror the right to match a Superior Proposal, the Offeror decides not to offer to amend the terms of the Offer and the Support Agreement or the Board of Directors determining that the Offeror’s offer to amend the terms of the Offer and the Support Agreement does not result in an Acquisition Proposal not being a Superior Proposal, provided that Regalito forthwith pays to the Offeror the Break Fee; or

(c)	after the 75th day after the date of the Offer is mailed to Shareholders, the Offeror has not purchased any of the Shares, otherwise than as a result of the breach by Regalito of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of Regalito in the Support Agreement being untrue or incorrect in any material respect.
Termination by PPC or the Offeror
The Offeror may terminate its obligations under the Support Agreement by written notice to Regalito, if:
(a)	a PPC Termination Fee Event shall have occurred;

(b)	after the 75th day after the date of the Offer is mailed to Shareholders, the Offeror has not purchased any of the Shares, otherwise than as a result of the breach by the Offeror of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of the Offeror in the Support Agreement being untrue or incorrect in any material respect;

(c)	if any condition of the Offer set forth in “—Conditions to and Modifications of the Offer”, other than the Minimum Tender Condition, has not been satisfied or waived at the Expiry Time (other than as a result of the Offeror’s default) and the Offeror has not elected to waive such condition or extend the Offer; or

(d)	upon the occurrence of a Break Fee Event.
Liquidated Damages
In the event that the Break Fee is paid by Regalito as described above, no other amounts will be due and payable as damages or otherwise by Regalito, and the Offeror accepts that such fee is in lieu of any damages or any other payment or remedy to which it may be entitled as a result of the Break Fee Event. Regalito and the Offeror agree that such fee constitutes payment of liquidated damages which are a genuine pre-estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of the Support Agreement and does not and will not constitute payment of a penalty. Regalito and the Offeror irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive.
Lock-up Agreements
The Offeror entered into Lock-up Agreements with each of the Principal Shareholders. Pursuant to the Lock-up Agreements, the Principal Shareholders separately represented as to their beneficial ownership, control or direction over Shares and options to acquire Shares. Based on these representations, the Offeror believes that the Principal Shareholders beneficially own, control or have direction over, in the aggregate, 8,673,234 Shares, and 905,000 options to acquire Shares. Subject to the terms and conditions of the Lock-up Agreements, the Principal Shareholders have agreed to accept the Offer and deposit their Shares and to exercise all options to acquire Shares and prior to the Expiry Time to deposit all Shares issued upon such exercise to the Offer. The Shares to be deposited pursuant to the Lock-up Agreements represent in aggregate approximately 42% of the issued and outstanding Shares (calculated on a fully-diluted basis).
The following is a summary of the principal terms of the Lock-up Agreements:
Covenants of Principal Shareholders
The Principal Shareholders each agreed, from March 14, 2006 until the earlier of the termination of their respective Lock-up Agreement and the Expiry Time:
(a)	to accept and to cause any affiliate of theirs to accept the Offer made by the Offeror by depositing under the Offer the Shares presently owned or subsequently acquired by them or their affiliates, including any Shares acquired pursuant to the exercise of any options, prior to the Expiry Time and in accordance with the terms and conditions of the Offer;

(b)	not to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Shares;

(c)	not to, in any manner, directly or indirectly, solicit, initiate, knowingly encourage or facilitate the submission or initiation of any inquiries, proposals or offers regarding any Acquisition Proposal;

(d)	not to solicit, or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Shares or options to purchase Shares or act in concert or jointly with any other person for the purpose of acquiring Shares or options to purchase Shares or the purpose of affecting control of Regalito;

(e)	subject to limited exceptions, not to option, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Shares or options to purchase Shares or any right or interest therein; and

(f)	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to above.
Termination of Lock-up Agreements
The Lock-up Agreements may be terminated by notice in writing:
(a)	at any time by mutual consent of the Offeror and the Principal Shareholder;

(b)	by the Principal Shareholder if: (i) the Offeror has not made the Offer within the time period required by the Support Agreement; (ii) the terms of the Offer do not conform with the provisions of the Support Agreement; (iii) the Offeror is in default of any material covenant or condition contained in the Lock-up Agreement or Support Agreement or if any representation or warranty of the Offeror in the Lock-up Agreement or Support Agreement is untrue or incorrect in any material respect; or (iv) the Offer has been made and the Offeror has not (for any reason other than the failure of the Principal Shareholder to deposit its Shares for purchase) taken up and paid for all Shares deposited under the Offer in the manner contemplated under the Support Agreement;
(c)	by either the Offeror or the Principal Shareholder if the Support Agreement is terminated in accordance with its terms; and

(d)	by the Offeror if: (i) the Principal Shareholder is in default of any material covenant or condition contained in the Lock-up Agreement or if any representation or warranty of the Principal Shareholder in the Lock-up Agreement is untrue or incorrect in any material respect; or (ii) any of the conditions to the Offer are not satisfied or waived by the Offeror at or prior to the Expiry Time.
Upon termination of a Lock-up Agreement, the Principal Shareholder shall be entitled to withdraw any Shares deposited under the Offer.
Superior Proposal
The Principal Shareholders each agreed that if:
(a)	a Superior Proposal is mailed to the Shareholders by a party other than the Offeror to purchase Shares having a value per share which exceeds the then cash consideration per Share offered under the Offer, and the Offeror increases the cash consideration under the Offer to a consideration at least equivalent to such Superior Proposal within five business days of the date of mailing of the offer containing such Superior Proposal; or

(b)	a Superior Proposal having a value per share which does not exceed the then cash consideration per Share offered under the Offer by at least 5% is mailed to the Shareholders by a party other than the Offeror, the Principal Shareholders will not withdraw any of their Shares deposited pursuant to the Lock-up Agreements.
     If a Superior Proposal is mailed to the Shareholders having a value per share which exceeds the then cash consideration per Share offered under the Offer by at least 5% and the Offeror does not increase the cash consideration under the Offer to a consideration at least equivalent to such Superior Proposal within the earlier of: (i) the expiry of the Offer; and (ii) five business days of the date of the commencement of such Superior Proposal, the Principal Shareholders will be entitled to withdraw their Shares deposited pursuant to the Lock-up Agreements, whereupon the Lock-up Agreements shall automatically terminate.
ALTERNATIVES TO THE OFFER
There are no negotiations currently underway or transactions, Board of Directors’ resolutions, agreements in principle or signed contracts that relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Regalito; (b) the purchase, sale or transfer of a material amount of assets by Regalito; (c) an issuer bid or other tender offer for or other acquisition of securities by or of Regalito; or (d) any material change in the present capitalization or dividend policy of Regalito.
REGALITO’S SHARE CAPITAL
Regalito’s authorized share capital consists of an unlimited number of Shares. As at March 31, 2006, (i) 21,922,442 Shares were issued and outstanding as fully paid and non-assessable shares in the capital of Regalito; and (ii) there were outstanding options (the “Options”) issued under Regalito’s stock option plan providing for the issuance of 950,000 Shares upon the exercise thereof.

The Shares are listed and posted for trading on the TSX under the symbol “RLO” and on the AMEX under the symbol “RLO”.
OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS
The following table set out the names and positions with Regalito of each of its Directors and Senior Officers and the number and percentage of outstanding securities beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates and any person or company acting jointly or in concert with Regalito.

	Number of	Percentage of	Number of Shares
Name	Shares	Shares	Under Options
Ross Beaty	5,598,301	25.53%	50,000
Executive Chairman and Director

Ross Cory	Nil	Nil	80,000
Director

Anthony Floyd	200,000	0.91%	200,000
Director

Aziz Shariff	552,533	2.52%	Nil
Director

John Wright	58,000	0.26%	25,000
Director

Robert Pirooz	100,400	0.46%	200,000
CEO and Secretary

David Strang	Nil	Nil	150,000
President

Sandra Lim	Nil	Nil	20,000
CFO

Leo Hathaway	Nil	Nil	150,000
VP of Exploration

John Selters	10,000	0.05%	50,000
General Manager, Lumina Chile
PRINCIPAL HOLDER OF SHARES
As at March 31, 2006, to the knowledge of the Directors and Senior Officers of Regalito identified under “Ownership of Securities by Directors and Senior Officers”, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Shares is indicated below:

	Number of	Approximate Percentage of
Name	Shares	Shares
Ross Beaty	5,598,301	25.53%

INTENTIONS WITH RESPECT TO THE OFFER
The Principal Shareholders have entered into Lock-up Agreements with PPC pursuant to which they have agreed to accept the Offer with respect to Shares currently owned by them. See “Agreements with PPC and the Offeror – Lock-up Agreements”, “Ownership of Securities by Directors and Senior Officers”. In addition, the Directors and Senior Officers and, to their knowledge after reasonable enquiry, each of their associates have indicated their intention to accept the Offer, to tender their Shares to the Offer and, if the Offeror takes up Shares under the Offer, to exercise all of their Options pursuant to the cashless exercise provisions to be provided for, subject to regulatory approval, in amendments to Regalito’s stock option plan.
OWNERSHIP OF SECURITIES OF PPC OR THE OFFEROR
None of Regalito, its Directors and Senior Officers and, to the knowledge of such Directors and Senior Officers after reasonable enquiry, none of their respective associates or any person or company acting jointly or in concert with Regalito owns (directly or indirectly), or exercises control or direction over, securities of PPC or the Offeror.
TRADING IN SHARES OF REGALITO
During the six months preceding the date hereof, none of the Directors and Senior Officers, nor, to the knowledge of the Directors and Senior Officers after reasonable enquiry, any of their respective associates, any person holding more than ten per cent of the Shares or any person or company acting jointly or in concert with Regalito, has traded any Shares except as follows:

	Number of
	Shares	Number of	Purchase or Sale	Date of
Name	Purchased	Shares Sold	Price per Share	Transaction
Robert Pirooz	–	5,000	C$6.50	November 11, 2005
	–	7,700	C$6.53	November 3, 2005

David Strang	–	21,000	C$6.80	March 14, 2006
ISSUANCES OF SECURITIES OF REGALITO
Except as set forth below, no securities of Regalito have been issued to the Directors or Senior Officers of Regalito during the two years preceding the date of this Directors’ Circular.

	Number of
Name	Shares	Date of Issuance
Anthony Floyd	5,000	January 27, 2005

Robert Pirooz	5,000	January 27, 2005

David Strang	6,000	May 9, 2005

	15,000	May 11, 2005
The options referred to below were issued under Regalito’s stock option plan during the two years preceding the date of this Directors’ Circular to Directors or Senior Officers of Regalito. The issuance of Options under that plan was suspended on March 1, 2006 when PPC submitted a proposal for an all-cash offer to acquire the Shares.

	Number of
	Shares Subject
Name	to Options	Date of Grant	Expiry Date	Exercise Price
Ross Cory	80,000	June 17, 2005	June 17, 2010	C$6.22

Leo Hathaway	100,000	April 20, 2004	April 20, 2009	C$7.88

	50,000	December 2, 2004	December 2, 2009	C$5.17

Sandra Lim	20,000	January 27, 2005	January 27, 2010	C$5.39
TRADING PRICES OF THE SHARES
On March 13, 2006, the last trading day of the Shares prior to the public announcement by Regalito, the Offeror and PPC of the execution of the Support Agreement, the closing price on the Toronto Stock Exchange of the Shares was C$5.94 and on the American Stock Exchange was U.S.$5.13.
ARRANGEMENTS BETWEEN REGALITO AND THE DIRECTORS AND SENIOR OFFICERS
Except as set forth below, no arrangements or agreements have been made or are currently proposed to be made between Regalito and any of its Directors and Senior Officers as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the Directors and Senior Officers remaining in or retiring from office if the Offer is successful.
Existing Employment Arrangements
In 2005, Regalito entered into employments agreements with each of Ross Beaty, Anthony Floyd, Robert Pirooz, David Strang, Sandra Lim and Leo Hathaway. Each employment agreement provided that if the relevant executive director or officer was terminated without cause or resigned in connection with a change of control of Regalito, Regalito shall pay the executive director or officer a reasonable fee in respect of foregone salary, bonus and benefits. A “change of control” for purposes of these agreements would include the Offeror taking up more than 66 2/3% of the Shares under the Offer. In the Support Agreement, PPC and the Offeror agreed with the payment of all such amounts if the Offeror takes up Shares under the Offer provided that the recipients of the termination payments provide releases to Regalito acknowledging receipt of the payments and releasing Regalito of any further obligations in respect of severance payments and further provided that the amount of such payments would be reduced if the cost of directors’ and officers’ liability insurance for the terminated directors and officers exceeded U.S.$500,000. Assuming no such reduction, the executive directors and officers of Regalito would be entitled to receive an aggregate of U.S.$572,500, in respect of such termination payments upon a change of control.
Regalito has previously established a stock option plan, which forms part of the compensation for certain of its Directors and Senior Officers and other senior management. In March 2006, the Board of Directors confirmed that the intention of the Board of Directors in establishing the stock option plan was that vesting of all outstanding options would occur upon the possible transaction with PPC, at the transaction price. The Compensation Committee reviewed the plans and recommended that the Board of Directors’ decision be confirmed. In the Support Agreement, PPC and the Offeror agreed, subject to regulatory approval, with the vesting of all outstanding options and the establishment of a mechanism for the cashless exercise of such options if the Offeror takes up Shares under the Offer. Regalito has sought the approval of the TSX and the American Stock Exchange to amendments to its stock option plan that would establish a mechanism for the cashless exercise of such options.
Special Committee
As compensation for services rendered in connection with serving on the Special Committee, the members of the Special Committee will each be paid a fee of U.S.$43,000.

RELATIONSHIP BETWEEN PPC AND THE DIRECTORS AND SENIOR OFFICERS
Except as described above under the section entitled “Agreements with PPC and the Offeror — Lock-up Agreements”, no contracts or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the Directors and Senior Officers remaining or retiring from office if the Offer is successful) have been made or proposed to be made between PPC or the Offeror and any of Regalito’s Directors and Senior Officers. None of Regalito’s Directors and Senior Officers are directors or officers of PPC or the Offeror or any subsidiary of PPC or the Offeror. Other than the Lock-up Agreements, none of Regalito’s Directors and Senior Officers, their respective associates or the Principal Shareholders has any interest in any material contract to which PPC or the Offeror is a party.
MATERIAL CHANGES IN THE AFFAIRS OF REGALITO
Except as otherwise described in this Director’s Circular or as otherwise publicly disclosed, none of the Directors and Senior Officers of Regalito are aware of any information that indicates any material change in the affairs or prospects of Regalito since the date of its last published financial statements, being its annual audited financial statements for the year ended December 31, 2005.
OTHER INFORMATION
Except as disclosed in this Director’s Circular, there is no information that is known to the Directors that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.
STATUTORY RIGHTS
Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF THE DIRECTORS’ CIRCULAR
The contents of this Directors’ Circular have been approved by the Board of Directors and the delivery of this Directors’ Circular has been authorized by the Board of Directors.
FORWARD LOOKING STATEMENTS
Certain statements contained in this Directors’ Circular constitute forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934, as amended) and are prospective in nature. These statements are related to future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The Board of Directors believe that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Directors’ Circular. The Board of Directors do not intend, and do not assume any obligations, to update these forward-looking statements.

GLOSSARY
In this Directors’ Circular, unless the context otherwise requires:
“Acquisition Proposal” has the meaning ascribed to that term under the heading “Agreements with PPC and the Offeror — Support Agreement — No Solicitation etc.”;
“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);
“Agency” means any domestic or foreign government, court or tribunal or governmental department, agency or other regulatory authority or administrative agency or commission or any elected or appointed public official;
“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);
“Board of Directors” means the board of directors of Regalito;
“BCA” means the Business Corporations Act (British Columbia), as amended;
“Bear Stearns” means Bear, Stearns & Co. Inc., lead financial advisor to Regalito;
“Break Fee” means U.S.$4.1 million in immediately available funds by way of bank draft or wire transfer;
“Break Fee Event” means those events set out under “Agreements with PPC and the Offeror — Support Agreement — Break Fee Payable by Regalito”;
“Compulsory Acquisition” means acquisition by the Offeror of the remainder of the Shares on the same terms as such Shares were acquired under the Offer pursuant to the provisions the BCA;
“Directors” means the members of the Board of Directors being, as of the date of this Directors’ Circular, Ross Beaty, Anthony Floyd, K. Ross Cory, John Wright and Aziz Shariff;
“Directors’ Circular” means this directors’ circular dated April 3, 2006;
“Engagement Agreement” means an engagement agreement dated August 29, 2005 whereby Regalito engaged Bear Stearns to act as its lead financial advisor with respect to exploring the possible sale of Regalito;
“Effective Date” means the date on which the Offeror first pays for Shares deposited to the Offer;
“Effective Time” means the time of the appointment or election to the Board of Directors and the board of directors of Regalito’s subsidiary of the persons designated by the Offeror who represent at least a majority of the Board of Directors and the board of directors of Regalito’s subsidiary.
“Exclusivity Agreement” means the exclusivity agreement dated March 10, 2006 between Regalito and PPC;
“Expiry Time” means the minimum time, as required by applicable securities laws, that the offer will be open for acceptance from the date the offer is commenced, subject to the Offeror’s right to extend the period during which Shares may be deposited under the offer pursuant to the Support Agreement;
“Fairness Opinion” means the fairness opinion of Bear Stearns, reproduced in full at the end of this Directors’ Circular;

“Lock-up Agreements” means the lock-up agreements made as of March 14, 2006 between PPC, the Offeror and each of the Principal Shareholders, as may be amended, supplemented or restated from time to time;
“Material Adverse Change” means, (a) any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the validity or enforceability of the Support Agreement, or (b) with respect to a person, any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition, assets or liabilities (contingent or otherwise) of such person and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Chile, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for copper in general, (v) reasonably attributable to the announcement of the Support Agreement and the transactions contemplated thereby, (vi) in or relating to the trading price of the Shares, (vii) in or relating to generally accepted accounting principles or regulatory accounting requirements, or (vii) in or relating to any laws, bylaws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions, judgments or other requirements of any Agency of general application or any interpretation thereof by any Agency;
“Material Adverse Effect” means, (a) any effect of a Material Adverse Change on the validity or enforceability of the Support Agreement or (b), with respect to a person, any effect of a Material Adverse Change on such person;
“Minimum Tender Condition” means there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the issued and outstanding Shares (on a fully diluted basis), excluding Shares held by the Offeror and its affiliates;
“Offer” means the offer to be made by the Offeror by way of a take-over bid for all of the outstanding Shares for U.S.$6.00 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase of the Offeror accompanying the take-over bid circular, letter of acceptance and transmittal and notice of guaranteed delivery of the Offeror dated April 3, 2006;
“Offeror” means PPC Canada Enterprises Corp., a corporation incorporated under the laws of British Columbia;
“PPC” means Pan Pacific Copper Co., Ltd., a company incorporated under the laws of Japan;
“PPC Circular” means the take over bid circular related to the Offer dated April 3, 2006;
“Principal Shareholders” means the members of the Board of Directors, being Ross Beaty, Anthony Floyd, K. Ross Cory, John Wright and Aziz Shariff along with David Strang, President of Regalito, Robert Pirooz, Chief Executive Officer and Secretary of Regalito, Leo Hathaway, Vice-President of Exploration of Regalito, and Richard Rule and John Selters, significant shareholders of Regalito;
“Property” means the Regalito copper property in Chile;
“Regalito” means Regalito Copper Corp., a corporation continued under the laws of British Columbia;
“Senior Officers” has the meaning given to it in the Securities Act (British Columbia);
“Shares” means the common shares of Regalito;
“Shareholders” means the holders of Shares;
“Special Committee” means the special committee of independent members of the Board of Directors, namely K. Ross Cory, John Wright and Aziz Shariff, formed to assess, consider and review the terms of any proposed transaction with PPC and any ancillary agreements and determine whether the terms are fair to Regalito and to the shareholders of the Corporation who were not the Principal Shareholders;

“subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia);
“Subsequent Acquisition Transaction” means an amalgamation, statutory arrangement merger or other transaction by which the Offeror may acquire Shares not deposited pursuant to the Offer in accordance with applicable law;
“Superior Proposal” has the meaning ascribed to that term under the heading “Agreements with PPC and the Offeror — Support Agreement — No Solicitation, etc.”; and
“Support Agreement” means the Support Agreement made as of March 14, 2006 among PPC, the Offeror and Regalito, including the recitals and schedules thereto, as amended, supplemented or restated from time to time.

BEAR, STEARNS & CO. INC. CONSENT
We hereby consent to the references to the opinion dated March 14, 2006 of our firm in the circular of the Board of Directors of Regalito Copper Corp. dated April 3, 2006 (the “Directors’ Circular”) and to the inclusion of and references to the foregoing opinion in the Directors’ Circular.
Dated the 3rd day of April, 2006.
BEAR, STEARNS & CO. INC.

By:	(Signed) CHRISTOPHER H. WOFFORD
Senior Managing Director

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CERTIFICATE
DATED: April 3, 2006
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the bid within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors,

(Signed) Ross Beaty	(Signed) K. Ross Cory
Chairman of the Board of Directors	Chairman of the Special Committee

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FAIRNESS OPINION

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10179 Tel (212) 272-2000 www.bearstearns.com
March 14, 2006
The Special Committee of the Board of Directors
Regalito Copper Corp.
1500 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6
Gentlemen:
We understand that Regalito Copper Corp. (“Regalito”), Pan Pacific Copper Co., Ltd. and PPC Canada Enterprises Corp. (“PPC”) have entered into a support agreement dated as of March 14, 2006 (the “Support Agreement”), pursuant to which PPC will make an offer (the “Offer”) to purchase all of the outstanding common shares of Regalito (“Common Shares”) for U.S.$6.00 per Common Share in cash (the “Consideration to be Received”). We further understand that certain significant shareholders of Regalito have entered into agreements to tender their Common Shares to the Offer (each, a “Lock-up Agreement”). You have provided us with copies of the Support Agreement and of each Lock-up Agreement.
You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the shareholders of Regalito (other than those shareholders who have executed a Lock-up Agreement).
In the course of performing our review and analyses for rendering this opinion, we have:
▪	reviewed the Support Agreement and the Lock-up Agreements;
▪	reviewed Regalito’s and its predecessor’s, as applicable, Annual Report on Form 20-F for the year ended December 31, 2004, its Reports of Foreign Issuer on Form 6-K filed since December 31, 2004, its annual report for the year ended December 31, 2003, its audited consolidated financial statements for the year ended December 31, 2005, and its Material Change Reports for the three years ended the date hereof;
▪	reviewed certain operating and financial information relating to Regalito’s business and prospects, including capital expenditures forecasts and operating projections for the 18 years ended December 31, 2023, all as prepared and provided to us by Regalito’s management;
▪	reviewed the Technical Report on the Regalito Cu Property, Region III, Northern Chile dated January 24, 2005 prepared by AMEC, the spreadsheet of comparable capital and operating costs provided by AMEC, the Siting Study, Regalito Project dated March 3, 2005 prepared by Vector Chile Limitada, the Regalito Trade Off Studies dated July 11, 2005 prepared by Hatch Ltd., the Tall Column Test Program (MET II – Phase 3) – Summary of Final Results dated January 26, 2006 prepared by Randy Scheffel, the Operating Cost Report dated January 3, 2006 prepared by Hatch Ltd., and the Regalito Deposit Pit Shells Report – revision 2 dated December 8, 2005 prepared by Sim Consulting, all as provided to us by Regalito’s management;

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▪	met with certain members of Regalito’s senior management to discuss Regalito’s business, operations, historical and projected financial results and future prospects;
▪	conducted a site visit to the Regalito property in Chile;
▪	reviewed the historical prices, trading multiples and trading volume of the Common Shares on the Toronto Stock Exchange and the American Stock Exchange;
▪	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Regalito;
▪	reviewed the terms of recent acquisitions involving companies which we deemed generally comparable to Regalito;
▪	performed discounted cash flow analyses based on the projections for Regalito furnished to us; and
▪	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Regalito or obtained by us from public sources or third parties, including, without limitation, the projections referred to above. With respect to the projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Regalito as to the expected future performance of Regalito. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, and we have further relied upon the assurances of the senior management of Regalito that they are unaware of any facts that would make the information and projections incomplete or misleading.
In arriving at our opinion, we have not assessed any tax consequences of the Offer nor have we performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Regalito, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Regalito, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Offer and any related transactions will be consummated in a timely manner and in accordance with the terms of the Support Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Regalito.
We do not express any opinion as to the price or range of prices at which the Common Shares may trade subsequent to the announcement or consummation of the Offer.
We have acted as a financial advisor to Regalito in connection with the Offer and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Offer. In addition, we may, in the future, be engaged by entities affiliated with officers or directors of Regalito, for which we would expect to receive customary compensation. In the ordinary course of business, Bear, Stearns & Co. Inc. and its affiliates may actively trade the equity and debt securities and/or bank debt of Regalito and/or PPC and their respective affiliates for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

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It is understood that this letter is intended solely for the benefit and use of the Special Committee of Regalito and does not constitute a recommendation to the Special Committee of Regalito or any holders of Common Shares as to whether to tender or not to the Offer or otherwise. This opinion does not address Regalito’s underlying business decision to pursue the Offer, the relative merits of the Offer as compared to any alternative business strategies that might exist for Regalito or the effects of any other transaction in which Regalito might engage. This letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any directors’ circular of Regalito to be distributed to the holders of Common Shares in connection with the Offer. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the shareholders of Regalito (other than those shareholders who have executed a Lock-up Agreement).
Very truly yours,
BEAR, STEARNS & CO. INC.

By:	(Signed) CHRISTOPHER H. WOFFORD
Senior Managing Director

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Any questions or requests for assistance concerning the
information in this Directors’ Circular may be directed to:
REGALITO COPPER CORP.
1550-625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
Contact: Investor Relations
Telephone: (604) 687-0407
Facsimile: (604) 687-0147
Regalito’s transfer agent and the depositary for the Offer is:
PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services
Fax: (604) 689-8144
Telephone: (604) 689-9853
E-mail: pacific@pctc.com

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1) Not Applicable.
(2) Not Applicable.
(3) Not Applicable.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1. Undertaking
The Subject Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
2. Consent to Service of Process
(a) At the time of filing this Schedule, the Subject Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b) Any change to the name or address of the Subject Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Subject Company.

SIGNATURES
          By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REGALITO COPPER CORP.

	By:	/s/ Robert Pirooz

	Name:	Robert Pirooz
	Title:	Chief Executive Officer
Date: April 3, 2006